Exhibit (a)(5)(A)

Exela Technologies Announces Share Buyback of up to 100 Million Shares of Common Stock at $1 per Share Through Exchange Offer of New Notes

•	Shareholders can exchange blocks of 25 shares of common stock into a tradable $25 note due 2029 with 6% annual interest rate
•	Offering price represents an 82% premium to the closing share price of $0.55 on January 25, 2022
•	Shares tendered will be retired, reducing share count by approximately 29%
•	Participating shareholders should instruct their broker to tender their shares well before the expiration time of Midnight EST on February 24, 2022, to give their broker enough time to tender their shares

IRVING, TX., January 26, 2022 (GLOBE NEWSWIRE) -- Exela Technologies, Inc. (“Exela” or the “Company”) (NASDAQ: XELA), announced today that it has commenced an offer (the “Offer”) to holders of Exela’s outstanding shares of common stock(the “Common Stock”), to exchange up to 100,000,000 shares of Common Stock for up to $100,000,000 aggregate principal amount of its unsecured 6.00% senior notes due 2029 (the “New Notes”). The Offer is being made pursuant the exemption from the registration requirements of the Securities Act of 1933 contained in Section 3(a)(9) for the New Notes. Under that exemption, if Common Stock tendered is freely tradable, the New Notes received in the exchange will be freely tradable. If the Common Stock tendered in the exchange is restricted, the New Notes will be restricted to the same degree. The Offer is being made pursuant to the terms and subject to the conditions set forth in the Offer to Exchange dated January 26, 2022, as may be amended or supplemented in accordance with the terms thereof.

Par Chadha, Exela's Executive Chairman, noted, “After deploying more than $400 million of capital in 2021 to substantially reduce debt and extend maturities, we are now deploying capital to unlock shareholder value for our large and growing shareholder base.”

Holders of Common Stock who validly tender on or prior to 11:59 p.m., New York City time, on February 24, 2022 (unless extended, the “Expiration Date”), will receive for each 25 shares of Common Stock tendered, a New Note having a principal amount equal to $25.00. In the event that a number of shares of Common Stock is tendered in the Offer that would require the Company to issue in excess of $100,000,000 aggregate principal amount of New Notes, then all tenders will be accepted on a pro rata basis such that the aggregate principal amount of the New Notes does not exceed $100,000,000.

Shareholders who hold their shares through a brokerage firm (e.g., Schwab, TD Ameritrade, Fidelity, Robinhood, etc.), should contact their brokerage firm and follow the brokerage firm’s procedures for instructing the broker to tender shares of Common Stock. Because it may take some time for the broker to process instructions, shareholders should contact their broker far enough in advance of the Expiration Date to enable the broker to timely follow the tender instructions.

Consummation of the Offer is subject to the satisfaction or waiver of certain conditions; however, there is no minimum number of shares of Common Stock that must be tendered in the Offer. Exela reserves the right, in its sole discretion, to waive or modify any one or more of the conditions to the Offer.

The New Notes will accrue interest at the rate of 6.00%, and will mature on March 31, 2029.

Exela intends to apply to list the New Notes on either the NYSE American Exchange or Nasdaq under the symbol “XELAA.” If this application is approved, trading in the New Notes is expected to commence within a 30-day period after the approval of listing. Until such time, the New Notes will trade on the OTC.

Documents relating to the Offer will be distributed to holders of shares of Common Stock. Holders of shares of Common Stock may contact D.F. King & Co., Inc., the information agent for the Offer, by calling Banks and Brokers, Call Collect: (212) 269-5550; all others, call toll-free: (888) 644-6071or visit https://to.exelatech.com/ for this purpose.

This press release is for informational purposes only and shall not constitute an offer to sell or exchange nor the solicitation of an offer to buy the New Notes or any other securities.  The Offer is not being made to any person in any jurisdiction in which the offer, solicitation or sale is unlawful.  Any offers of the New Notes will be made only by means of the Offer to Exchange.

The complete terms and conditions of the Offer are set forth in the Offer to Exchange and related letter of transmittal that is being furnished to holders of Common Stock and also filed with the Securities and Exchange Commission on Schedule TO. Shareholders of Exela are strongly encouraged to read the Schedule TO and related exhibits because they contain important information about the Offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all shareholders of Exela.

About Exela Technologies

Exela Technologies is a business process automation (BPA) leader, leveraging a global footprint and proprietary technology to provide digital transformation solutions enhancing quality, productivity, and end-user experience. With decades of experience operating mission-critical processes, Exela serves a growing roster of more than 4,000 customers throughout 50 countries, including over 60% of the Fortune® 100. Utilizing foundational technologies spanning information management, workflow automation, and integrated communications, Exela’s software and services include multi-industry, departmental solution suites addressing finance and accounting, human capital management, and legal management, as well as industry-specific solutions for banking, healthcare, insurance, and the public sector. Through cloud-enabled platforms, built on a configurable stack of automation modules, and over 17,500 employees operating in 23 countries, Exela rapidly deploys integrated technology and operations as an end-to-end digital journey partner.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "may", "should", "would", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "seem", "seek", "continue", "future", "will", "expect", "outlook" or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, estimated or anticipated future results and benefits, future opportunities for Exela, and other statements that are not historical facts. These statements are based on the current expectations of Exela management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties, including without limitation those discussed under the heading "Risk Factors" in the Offer to Exchange and  Exela's Annual Report and other securities filings. In addition, forward-looking statements provide Exela's expectations, plans or forecasts of future events and views as of the date of this communication. Exela anticipates that subsequent events and developments will cause Exela's assessments to change. These forward-looking statements should not be relied upon as representing Exela's assessments as of any date subsequent to the date of this press release.

Investor and/or Media Contacts:

Vincent Kondaveeti

E: vincent.kondaveeti@exelatech.com

Mary Beth Benjamin

E: IR@exelatech.com